Exhibit 4.22

ENGLISH SUMMARY OF CONSTRUCTION CONTRACT

This Contract is entered into by and between Jiangsu Vimicro Electronics Corporation as the owner (hereinafter the “Owner”) and Jiangsu International Economic Technology Cooperation Group Co. Ltd., as the general contractor (hereinafter the “Contractor”) on March 25, 2014. The Contractor agreed to construct the facility according to Owner’s specifications and procure the Owner’s approval for any subcontracting.

GENERAL PROVISION

1. The Owner owns land-use rights for a parcel of land located in Xuzhuang Software Industrial Park, Nanjing City, Jiangsu Province, China. The Contractor shall construct 16 buildings, with a functional site area of 6,800 square meters and a gross floor area of 114,924 square meters for Owner on aforesaid land (hereinafter the “Project”). The Contractor’s responsibilities include construction and repair of the Project within the warranty period.

2. Construction period is from March 25, 2014 to November 20, 2015.

3. The Owner shall make payment to the Contractor pursuant to the terms and conditions hereof.

PRICE AND PAYMENT

4. The total price of this Contract shall be RMB259.6 million. This is a fixed price contract, which means if during the implementation of the Contract there is no change to the construction drawings as included, the total contract price shall not be adjusted.

5. The Owner shall have no advance payments to the Contractor in this Contract.

6. The Owner will make such payments upon (i) completion of the foundation, (ii) completion of building main structure and passing of quality check, (iii) completion of 50% of the finishing work work and installation, and (iv) completion of all construction work and passing of quality check. Within 14 days after filing of the completed construction and approval of the construction price, The Owner will pay the difference between 95% of the approved construction price and the total amount the Owner will have paid through progress payments.

7. The remaining 5% of the construction price will be retained by Owner as a quality assurance fund, which Owner can keep for two years.

OBLIGATIONS OF THE CONTRACTOR

8. The Contractor shall complete the construction of the Project in accordance with the agreed design and ensure that the completed Project satisfies the designed commercial purposes.

9. The warranty period of the Project shall be five years for waterproofing (including roof and washroom areas) and anti-leakage for the exterior of the building, and two years for other parts of the Project.

10. The Contractor shall provide the necessary equipment, materials, documents, personnel and services in connection with the construction of the Project.

11. The Contractor shall ensure that none of its sub-contractors sub-contracts the Project to any third parties without the Owner’s advance consent. The Contractor shall remain liable for all the work completed by any of its sub-contractors or their agents or employees, as if such work were completed by the Contractor on its own. The Contractor shall notify and obtain the consent of the Owner prior to: (i) the proposed hiring of any sub-contractors (the Contractor shall provide the Owner with detailed information of such sub-contractors); (ii) the proposed commencement date of any sub-contractors; and (iii) the proposed commencement date of the site work of the sub-contractors.

12. The Contractor shall, subject to the inspection of the Owner, establish a quality control system to ensure the quality of the Project.

13. The Contractor shall adopt all necessary measures to comply with all applicable environmental laws and regulations and labor laws.

TERMINATION OF THE CONTRACT BY THE OWNER

14. In the event that the Contractor fails to perform any of its obligations hereunder, the Owner may notify and request the Contractor to make remedies within a reasonable period of time.

15. The Owner may terminate this Contract if: (i) the Contractor fails to make remedies within a reasonable period of time after receipt of the notice; (ii) the Contractor abandons the Project or expressly manifests an intention to abandon the Project; (iii) the Contractor sub-contracts the whole Project or assigns this Contract to a third- party without the Owner’s consent; (iv) any material construction quality accident and/or safety accident occurs. The Owner may terminate this Contract immediately.

16. The Owner may terminate this Contract in whole or in part depending on the types of default by the Contractor (for example, the Contractor having received three written warnings from the Owner). Upon receiving the Owner’s notice to terminate this Contract in whole or in part, this Contract or the relevant parts of this Contract shall be terminated immediately. If there is a serious delay of the construction period due to default by the Contractor (delay for more than 30 days with no effective rectification measures), the Owner is entitled to terminate this Contract unilaterally and claim damages from the Contractor, which the Owner may deduct from the progress payments.

17. The Owner may also terminate this Contract at any time by giving the Contractor a notice which shall take effect after the Contractor receives the notice.

LIQUIDATED DAMAGES

18. The actual start date of the Project shall be upon the issuance of a start order, and the construction period shall be from the start date to the completion date. Depending on whether the completion dates for different parts of the Project is later than the targeted completion dates for the relevant parts as agreed by both parties, the Contractor shall compensate the Owner RMB20,000 or RMB50,000 per day for the delay, provided that the total amount of compensation for delay shall not exceed 10% of the contract price. If the Project as a whole is completed within the construction period and passes initial completion inspection and fire inspection, the compensation previously paid for delay of relevant parts for the Project shall be returned.

19. If the Project fails to meet the quality standard set in the completion inspection, the Contractor shall be subject to the following penalties: pay damages equal to 5% of the construction price for such parts failing the inspection, and if such parts again fail the inspection after improvement, such parts of the Project will not be included in the bill of quantity submitted by the Contractor to the Company and the Contractor shall pay damages equal to 10% of the construction price for such parts.

CLAIMS AND DISPUTE RESOLUTION

20. The comprehensive unit price of the Project shall not be adjusted, regardless of the magnitude of increase or decrease of construction quantity of the Project. Construction quantity of the Project shall not be adjusted if there is no change to the construction drawings. In case the construction quantity of the Project need to be increased or reduced due to change in the tender drawings, it must be confirmed and verified by the project manager and the Owner, after which the contract price may be increased or reduced accordingly at the settlement of the Project.

21. The Owner reserves the rights to adjust the dates for actual start, suspension, resumption and completion of the Project. The Contractor shall bear such risk and submit to the arrangement by the Owner. In case of any suspension or delay of the Project due to the Owner, the construction period shall be extended accordingly, and the Owner shall not be subject to any other liability of default. In case of any dispute between the Owner and the Contractor, the Contractor shall not unilaterally suspend the Project because such dispute is not resolved, which shall otherwise be regarded as a default by the Contractor and there shall be no extension of the construction period for delays resulting thereof.

22. In the event of potential disputes, the parties shall try to resolve the disputes through friendly negotiation. In the event that the parties are not able to resolve the disputes through negotiation, either party may bring action with the appropriate people’s courts.